                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of October 2003

                             Lorus Therapeutics Inc.
                  ---------------------------------------------
                 (Translation of registrant's name into English)


                    2 Meridian Road, Toronto, Ontario M9W 4Z7
                    -----------------------------------------
                    (Address of principal executive offices)


                 [Indicate by check mark whether the registrant files or will file annual reports under cover
                           Form  20-F or Form 40-F.]

                       Form 20-F         Form 40-F   X
                                 -----             -----

                [Indicate by check mark whether the registrant by
            furnishing the information contained in this Form is also
              thereby furnishing the information to the Commission
                 pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.]

                            Yes          No
                                 -----      -----

               [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________]

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      Lorus Therapeutics Inc.



Date: October 31, 2003           By:  /s/ Shane Ellis
                                      -------------------------------
                                      Shane Ellis
                                      Vice President, Legal Affairs
                                      Corporate Secretary

                                  EXHIBIT LIST


Exhibit                           Description
-------                           -----------
 99.1                             Press Release dated September 24, 2003